Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: October 18, 2024

SLB Third Quarter 2024 Results Prepared Remarks

James R. McDonald—SVP of Investor Relations and Industry Affairs

Thank you, Leah.

Good morning, and welcome to the SLB, Third Quarter 2024, Earnings Conference Call.

Today’s call is being hosted from New York, following our Board meeting held earlier this week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer, and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings, which can be found on our website.

Our comments today also include non-GAAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our third-quarter press release, which is on our website.

And finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the parties’ websites.

With that, I will turn the call over to Olivier.

Olivier Le Peuch—CEO

Thank you, James. Ladies and gentlemen, thank you for joining us this morning.

During the call, I will cover a few topics. I’ll start by reviewing our third-quarter results. Then, I will discuss how we are leveraging our differentiated market positioning, digital leadership, and operating efficiency to navigate the evolving macro environment. And finally, I will provide an update on our full-year financial ambitions and our early outlook for 2025.

Stephane will then provide additional details on our financial results, and we will open the line to your questions. Let’s begin.

Strong Third-Quarter Performance

SLB delivered strong third-quarter results with continued margin expansion. Sequentially, although revenue was flat, we expanded our adjusted EBITDA margin by more than 50 basis points to 25.6% by driving efficiencies throughout the business, and we generated very strong free cash flow of $1.81billion.

In the international markets, revenue remained steady sequentially despite lower rig activity as commodity prices resulted in a more cautious approach to discretionary short-cycle spending. Demand for SLB’s digital products and services continued to accelerate. And we saw continued growth in the Middle East & Asia, fueled by oil capacity expansions and strong gas activity, as well as offshore projects.

Meanwhile, revenue in Europe & Africa was largely unchanged, as strong production and recovery activity in North Africa was offset by a decline in Latin America following a strong second quarter.

Turning to North America, revenue increased 3% sequentially as higher offshore activity in the Gulf of Mexico was partially offset by lower drilling activity in U.S. land as the market remained constrained by gas prices and ongoing capital discipline by operators.

Next, let me touch on the performance of the Divisions.

In Digital & Integration, we delivered strong sequential growth led by our digital business, which reached a new quarterly revenue high. We also continued to increase profitability, expanding our pretax segment operating margin to 36%, driven by higher digital revenue and cost optimization.

Overall, our digital business remains on pace to achieve full-year revenue growth in the high teens, and we announced a number of exciting new products and partnerships during the quarter that I will discuss a little later in today’s call.

Turning to the Core divisions, Production Systems continues to grow, benefitting from long-cycle development activity, particularly in the Middle East & Asia and in the Gulf of Mexico. I was

proud to see that most Production Systems business lines contributed to this performance, as we continued to secure sizable bookings, while also increasing our backlog for the future.

Reservoir Performance remained steady, supported by stable production and recovery spending, and Well Construction declined slightly, due to weaker land activity in North America and in the international markets.

Overall, these results demonstrate SLB’s unique ability to navigate the evolving market by leveraging our differentiated international and offshore positioning, our broad technology portfolio, and our continued focus on capital discipline and operating efficiency.

I want to thank the SLB team for continuing to deliver for our customers and shareholders in this dynamic environment. I am extremely proud of their contribution and dedication to our performance strategy.

Driving Further Growth Through Digital

Next, I wanted to share some updates on our progress in digital.

We delivered another quarter of strong digital growth as operators continued to increase their investments in digital technology to reduce cycle times and risk, enhance productivity, lower costs and carbon, and accelerate returns. This is presenting opportunities for high margin growth, and we have taken a leading role in this space, partnering with our customers to accelerate their transition to the cloud, scaling new technology for drilling and production operations, and creating new markets by delivering disruptive solutions for data and AI.

As part of this journey, we hosted our Digital Forum in September, where we brought more than 1,000 customers and partners to innovate solutions and shape our shared digital future.

During this event, we launched the Lumi™ data and AI platform, which will accelerate advanced data and generative AI capabilities at scale for SLB’s customers across the energy value chain. Today, we offer approximately 150 AI and machine learning capabilities across our products and solutions, and we continue to work with our customers and partners to innovate and deploy new ones.

We also unveiled a number of cross-industry announcements during the Forum. This includes a collaboration with NVIDIA to develop generative AI solutions for energy, as well as a partnership with Amazon Web Services to expand access to applications from the Delfi™ digital platform and to evaluate decarbonization solutions for Amazon’s digital infrastructure. Each of these agreements helps to expand our capability set and positions SLB as a key partner in digital and sustainability across the industry.

An Evolving Macro Environment

Next let me discuss the macro environment.

Over the past few months, commodity prices have been under pressure. This is largely due to concerns of an oversupplied market-driven by higher output from non-OPEC+ producers, uncertainty around OPEC+ supply releases,weaker demand from China, and softer economic growth rates in the U.S. and Europe. This has resulted in a cautionary approach to activity and discretionary spend by many customers as highlighted in our third-quarter results.

Despite these evolving market conditions, we believe the long-term fundamentals for oil and gas remain in place. Demand for energy is increasing and energy security remains a global priority, as witnessed by recent commodity price fluctuations tied to geopolitical tensions in the Middle East. In this environment, gas will continue to play an increasing role in the energy transition, while oil will remain a large part of the energy mix for decades to come.

Internationally, gas investment remains strong, particularly in Asia, the Middle East, and the North Sea, and is expected to grow regardless of OPEC+ decisions on oil production. Meanwhile, while short-cycle oil investments have been more challenged, long-cycle deepwater projects globally and most capacity expansion projects in the Middle East remain economically and strategically favorable.

Specific to North America, we do not see U.S. activity rebounding in the near term, and any potential increases in gas rigs could be quickly offset by a further decline in oil rigs due to increased operating efficiency.

Overall, we expect this to result in a sustained level of global upstream investment in the years to come, with the secular trends of digital and industry decarbonization extending the investment horizon.

SLB is well positioned to navigate in this evolving macroenvironment through our differentiated portfolio and multipronged strategic approach across Core, Digital,and New Energy.

Updated Fourth-Quarter and Full-Year Guidance and Early Outlook for 2025

With that backdrop, let me conclude my opening remarks by sharing our outlook for the full year 2024 and our early thoughts regarding 2025.

Specific to the fourth quarter, we expect muted revenue growth, with a favorable mix of year-end digital and product sales partially offset by E&P budget exhaustion in U.S. land and cautious discretionary spending from certain international customers. And, with continued cost optimization, we anticipate we will deliver EBITDA margin expansion in the fourth quarter.

For the full year of 2024, ongoing margin expansion will enable us to deliver full-year adjusted EBITDA margins at or above 25%. Additionally, our strong cash flows, coupled with the announced sale of our Palliser asset in Canada,will support increased returns to our shareholders.

In 2025, we see the potential for upstream spending in the international markets to grow in the low to mid-single digits, while North America spending will be flat to slightly down. This directional outlook will depend on the geopolitical environment and commodity prices, and we will share an updated view in January after we receive more feedback on customer budgets.

In conclusion,SLB remains well positioned to deliver strong financial results, as our optimized cost structure, portfolio rationalization, differentiated exposure to key international and offshore markets, and digital leadership will support further margin expansion,higher cash generation,and increased returns to shareholders.

I will now turn the call over to Stephane.

Stephane Biguet—Executive VP and CFO

Thank you, Olivier, and good morning, ladies and gentlemen.

Third-quarter earnings per share excluding charges and credits was 89 cents. This represents an increase of four cents sequentially and 11cents, or 14%, when compared to the third quarter of last year.

During the quarter we recorded two cents of merger and integration charges relating to the Aker subsea and ChampionX transactions and four cents of charges in connection with the program we started last quarter to realign and optimize the support and service delivery structure in certain parts of our organization.

Overall, our third-quarter revenue of $9.2 billion was essentially flat sequentially. However, the third quarter represented another quarter of both sequential and year-on-year margin expansion despite revenue growth rates moderating. These improvements were driven by very strong Digital & Integration margins combined with the effect of the cost optimization program I just mentioned. Additionally, the resilient, long-cycle Production Systems business continued its top line growth and margin improvement journey, benefiting from its strong backlog.

Sequentially, our pretax segment operating margin expanded 48 basis points to 20.8%. Company-wide adjusted EBITDA margin increased 55 basis points to 25.6%, representing the highest level since the first quarter of 2016.

Let me now go through the third-quarter results for each Division.

Third-quarter Digital & Integration revenue of $1.1billion increased 4% sequentially with margins expanding 456 basis points to 35.5%.

The sequential revenue growth was entirely due to higher digital sales, as APS revenue was flat. The strong margin performance was driven by improved digital profitability as a result of the higher uptake of new digital solutions and the optimization of our digital support and delivery structure.

Reservoir Performance revenue of $1.8 billion was flat sequentially as higher intervention activity in international markets was offset by lower evaluation revenue in Latin America and the Middle East. Margins contracted 53 basis points due to the unfavorable technology mix.

Well Construction revenue of $3.3 billion decreased 3% sequentially on lower rig count in U.S. land and Saudi, and the completion of drilling projects in certain offshore markets. Margins decreased 19 basis points as a result of the lower activity.

Finally, Production Systems revenue of $3.1billion increased 3% sequentially driven by higher sales of surface production systems, completions, and artificial lift, led by North America and the Middle East & Asia.

Margins expanded 110 basis points to 16.7% on improved profitability in artificial lift, completions, surface and midstream production systems.

With regard to our liquidity, our cash flow performance during the third quarter was very strong, as we generated $2.4 billion of cash flow from operations and free cash flow of $1.8 billion. This represents a $1billion increase in free cash flow as compared to last quarter, largely due to significant customer collections.

Capital investments, inclusive of capex and investments in APS projects and exploration data, were $644 million in the third quarter. For the full year, we are still expecting capital investments to be approximately $2.6 billion.

On the M&A front, as announced yesterday, I am pleased to report that we have signed a definitive agreement to sell our interests in the Palliser APS project in Canada. This transaction will reduce our direct exposure to commodity prices and the associated earnings volatility as well as reduce our capital intensity. It also allows us to eliminate significant future abandonment liabilities.

Under the terms of the agreement, we will receive cash proceeds of approximately $430 million U.S. dollars, subject to closing adjustments that are typical for such a transaction. This transaction will also result in us removing asset retirement obligations from our balance sheet with a present value of approximately $280 million. This transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close before the end of this year.

Turning to the pending ChampionX acquisition, the integration teams on both sides have been working together closely, and we are extremely pleased with the progress they are making. We now anticipate the transaction to more likely close in the first quarter of 2025.

Finally, total returns to shareholders, in the form of stock repurchases and dividends, was approximately $2.4 billion on a year-to-date basis. During the third quarter, we repurchased 11.3 million shares for a total purchase price of $501 million. As a result of our strong cash flow performance, we expect to maintain this level of buyback in the fourth quarter. Consequently, we will exceed our previous commitment to return $3 billion to our shareholders in 2024.

Furthermore, we reaffirm that we will return a minimum of $4 billion to shareholders in 2025, reflecting our confidence in our ability to continue generating strong cash flows.

I will now turn the conference call back to Olivier.

Olivier Le Peuch–CEO

Thank you, Stephane. Ladies and gentlemen, we will open the floor to your questions.

Olivier Le Peuch–CEO

Thank you, Leah.

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways:

First, SLB remains well positioned to navigate commodity price fluctuations, benefiting from our unique operating footprint. Moving forward, we will continue to harness our technology deployment and integration capabilities to capture high margin opportunities in the international, deepwater, and gas markets.

Second, our digital business remains a key differentiator in the industry. This will continue to drive higher margin growth while opening the door to new markets.

And third, with our solid financial performance and focus on operating efficiency, we look forward to delivering further margin expansion, higher cash generation, and increased returns to shareholders.

Thank you for joining us this morning. With that, I will conclude our call.

Copyright © 2024 SLB. All rights reserved.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm ), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.